

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Frank Cohen
Chief Executive Officer
Blackstone Real Estate Income Trust, Inc.
345 Park Avenue
New York, NY 10154

> **Re: Blackstone Real Estate Income Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed June 7, 2024**
> **File No. 333-280059**

Dear Frank Cohen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin C. Wells, Esq.